UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

June 8, 2017

Lombard Medical, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Commission File Number 001-36402

N/A

(Translation of Registrant’s Name into English)

Cayman Islands	3841	Not applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Lombard Medical House

4 Trident Park

Didcot

Oxfordshire OX11 7HJ

+44-1235-750849

(Address, Including ZIP Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Appointment of Certain Officers.

Effective June 08, 2017, Mr. Kurt Lemvigh signed a full contract of employment, containing details consistent with the offer letter filed on April 21, 2017 by Lombard Medical, Inc. (the “Company”). The contract specifies additional terms, including, standard benefits offered to, and obligations expected from, UK based employees of the Company, and termination provisions that apply to Mr. Lemvigh’s employment.

The foregoing description of terms of Mr. Lemvigh’s employment does not purport to be complete and is qualified in its entirety by reference to the complete text of Mr. Lemvigh’s contract of employment which is filed as Exhibit 10.1 to this current report on Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lombard Medical, Inc.

Date: June 13, 2017	By:	/s/ Kurt Lemvigh
Kurt Lemvigh
Chief Executive Officer

[Signature Page to Form 6-K]

EXHIBIT INDEX

Exhibit	Description

10.1	Contract of Employment dated June 8, 2017 by and between Lombard Medical, Inc. and Kurt Lemvigh